UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period to
Commission file number: 000-52099

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Yadkin Valley Bank & Trust Company 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Yadkin Financial Corporation, 209 North Bridge Street, Elkin, North Carolina 28621-3404

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statement of Net Assets Available for Benefits December 31, 2012 and 2011
Statement of Changes in Net Assets Available for Benefits, year ended December 31, 2012
Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of Yadkin Valley Bank and Trust Company
401(k) Retirement Plan and
Board of Directors of Yadkin Financial Corporation
Elkin, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Yadkin Valley Bank and Trust Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 25, 2013

YADKIN VALLEY BANK & TRUST COMPANY 401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
ASSETS

Investments, at fair value
Unitized common stock fund	$167,741	$108,180
Mutual funds	11,934,138	726,297
Common collective funds	3,651,733	14,319,380
Total Investments	15,753,612	15,153,857

Receivables
Other receivables	186	—
Notes receivable from participants	468,319	481,328
Total Receivables	468,505	481,328

TOTAL ASSETS	16,222,117	15,635,185

LIABILITIES
Amount payable to brokers	—	(4,578)

NET ASSETS REFLECTING INVESTMENTS
AT FAIR VALUE	16,222,117	15,630,607

Adjustments from fair value to contract value
for fully benefit-responsive investment contracts	(102,921)	(130,026)

NET ASSETS AVAILABLE FOR BENEFITS	$16,119,196	$15,500,581

See accompanying notes to financial statements.

YADKIN VALLEY BANK & TRUST COMPANY 401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2012

ADDITIONS
INVESTMENT INCOME
Net appreciation in fair value of investments		$1,537,266
Interest and dividend income		145,065
		1,682,331

INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS		18,557

CONTRIBUTIONS
Employer		400,839
Employee		1,307,124
Rollovers		269,775
		1,977,738

	TOTAL ADDITIONS	3,678,626

DEDUCTIONS
Benefits paid to participants		2,967,057
Administrative expenses		92,954

	TOTAL DEDUCTIONS	3,060,011

	NET INCREASE	618,615

NET ASSETS AVAILABLE FOR BENEFITS

	BEGINNING OF YEAR	15,500,581

	END OF YEAR	$16,119,196

See accompanying notes to financial statements.

YADKIN VALLEY BANK & TRUST COMPANY 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - PLAN DESCRIPTION

The following description of the Yadkin Valley Bank & Trust Company 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering the employees of Yadkin Valley Bank & Trust Company (the “Company”) as well as the employees of the Company's 100% owned subsidiary Sidus Financial, LLC ("Sidus"). Employees age 18 or older are eligible to enter the Plan on the first payroll period after the date the employee has completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Effective September 1, 2012, the Company changed the Plan name from Yadkin Valley Bank & Trust Company 401(k) Profit Sharing Plan to Yadkin Valley Bank & Trust Company 401(k) Retirement Plan.

On September 1, 2012, the Plan began using Wells Fargo Bank, N.A. (“Wells Fargo”) as the third party administrator and trustee. Prior to conversion to Wells Fargo, the Plan used Pentegra Retirement Services (“Pentegra”) and Reliance Trust Company (“Reliance”) as the third party administrator and trustee, respectively.  The investment options offered by Wells Fargo consist of mutual funds and common collective trust funds that provide a range of investment opportunities and strategies. In addition, participants may invest in shares of a unitized common stock fund, which purchases shares of common stock of the Company's bank holding company, Yadkin Valley Financial Corporation (“the Corporation”), and other short-term investments. Please see Note G for additional information regarding changes in participant investments in the common stock of the Corporation.

On January 1, 2013, the Company dissolved the mortgage banking subsidiary Sidus and all employees of Sidus became employees of the Company at that time.

Effective May, 28, 2013, the Company changed the Plan name from Yadkin Valley Bank & Trust Company 401(k) Retirement Plan to Yadkin Bank 401(k) Retirement Plan as a result of the change in name of the Company to Yadkin Bank.

Contributions

Participants may contribute up to the lesser of 60% of pretax annual compensation or the current statutory limit, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants may direct the investment of their contributions into mutual funds or a common collective trust fund. As of December 31, 2012, the Plan offers twenty-three (23) investment options.

The Company's matching contributions are determined on an annual basis. For the year ended December 31, 2012, the Company matched 50% of the first 6% of base compensation that a participant contributed to the Plan. The Plan also provides for discretionary employer contributions.

The Company made no discretionary contributions for the year ended December 31, 2012. Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings and may be charged with distributions and allocations of administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Beginning in 2012, Participants now vest in the Company's contribution portion of their accounts plus actual earnings thereon after three years of credited service according to the following schedule:

	Years of service
	Less than 1	1	2	3 or more
Percent vested	—%	20%	50%	100%

Prior to 2012, Participants vested in the Company's contribution portion of their accounts plus actual earnings after five years of credited service based on the following schedule:

	Years of service
	Less than 1	1	2	3	4	5 or more
Percent vested	—%	20%	40%	60%	80%	100%

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of one-half the vested account balance or $50,000 reduced by the highest outstanding loan balance in the account during the prior twelve month period. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 4.25% to 5.25%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless used to purchase a principal place of residence in which case the loan repayment period may not extend beyond ten years from the date of the loan.

Payment of Benefits

Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant's accounts will be made to the participant, or, in the case of the participant's death, to his or her beneficiary by a lump-sum payment in cash. The participant (or surviving spouse) may also elect installments to be paid over a period not to exceed the participant's life expectancy.

Administrative Expenses

Substantially all administrative expenses of the Plan are paid by the Plan, as provided in the plan document. Administrative expenses charged by the Plan's third party administrators to individual participants for distributions, loan originations, and account withdrawals are paid by the Plan.

Forfeited Accounts

Forfeited balances of participants' nonvested accounts are held in a separate account until they are applied to reduce the Company's matching contribution. At December 31, 2012, there were no forfeited nonvested accounts that had not been utilitized. At December 31, 2011, there were $93,138 of forfeited nonvested accounts that had not yet been utilized. Forfeitures in the amount of $111,876 were used to reduce employer contributions in 2012.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Notes Receivable from Participants

Participant loans are secured by the balance in the participant's account and are valued at their unpaid principal balance plus accrued interest.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in temporary investments and corporate stocks are carried at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the end of the period. For investments in common collective funds, fair value represents the Plan's proportionate share of the total fair value of the securities in the common collective funds.

The fair value of the Plan's interest in a stable value common collective trust fund is based upon the fair value of the fund's underlying managed group annuity contract, as reported by the insurance company issuer of the contract. The fully benefit-responsive stable value fund is valued at contract value as estimated by the administrator of the fund. As described above, the investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's realized gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held at the end of the year.

Payment of Benefits

Benefits are recorded when paid.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. The amendments in this guidance also required information about transfers between Level 1 and Level 2. The Plan adopted this guidance on January 1, 2012, and it did not have a material effect on our financial statements.

NOTE C - INVESTMENTS

The Plan's investments are held by the trustee. The following presents the fair values of investments that represent 5% or more of the Plan's net assets.

	2012	2011
Mutual Funds
MFS Value Fund	$1,141,025	$—
JP Morgan Core Bond Fund	1,175,503	—
Vanguard 500 Index	839,580	—
Harbor Capital Appreciation Fund	1,244,556	—
JP Morgan Smart Retirement 2015 Fund	874,574	—
JP Morgan Smart Retirement 2025 Fund	1,229,566	—
JP Morgan Smart Retirement 2035 Fund	809,331	—
JP Morgan Smart Retirement 2045 Fund	958,861	—
Janus Advisor International Growth Fund	—	497,619

Common Collective Trust Funds
Wells Fargo Stable Return Fund	3,651,733	—
SSGA Pentegra Stable Value Fund	—	4,312,211
S&P 500 Growth Stock Fund	—	1,109,225
S&P 500 Value Stock Fund	—	1,145,576
S&P 500 Stock Fund	—	775,538
S&P Midcap Stock Fund	—	1,215,610
Growth and Income Asset Allocation Fund	—	798,452
SSGA Target Retirement 2025 Series Fund- Class A	—	1,079,619
SSGA Target Retirement 2045 Series Fund- Class A	—	800,110

During the year ended December 31, 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held at the end of the year) appreciated (depreciated) in value as follows:

Unitized stock fund	$15,982
Mutual funds	323,874
Common collective trust funds	1,197,410
$1,537,266

NOTE D - FAIR VALUE MEASUREMENTS

The Plan utilizes fair value measurements to record fair value adjustments for certain assets and liabilities and to determine fair value disclosures. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is measured according to a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 -    Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 -    Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 -    Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in valuation techniques or transfers between levels of the valuation hierarchy for the year ended December 31, 2012. Valuation techniques are consistent with techniques used in prior periods.

Common Stocks
These investments are held in a unitized common stock fund, which consists of the Corporation's common stock and other short-term investments. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust Funds
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Stable Return Fund
The Stable Return Fund (the “Fund) is a collective trust fund sponsored by Wells Fargo Company (“Wells Fargo”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant NAV of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the plan sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Material breaches of responsibility which are not cured.

•	Material or adverse changes to the provisions of the Plan.

Circumstances that Impact the Fund- The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Termination of the plan.

•	A material adverse change to the provisions of the plan.

•	The employer elects to withdraw from a wrapper contract in order to switch to a different investment provider.

•	The terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.

In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets decline. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet its financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There is a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Below are the Plan's financial instruments carried at fair value on a recurring basis as of December 31, 2012 and 2011 by the fair value hierarchy levels described above.

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Yadkin Valley Bank unitized stock fund	$167,741	$—	$167,741	$—
Mutual funds:
Equity funds	6,004,556	6,004,556	—	—
Corporate bonds	1,175,503	1,175,503	—	—
Balanced funds	4,754,079	4,754,079	—	—
Common collective trust funds:
Stable return fund	3,651,733	—	3,651,733	—
Total assets	$15,753,612	$11,934,138	$3,819,474	$—

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Yadkin Valley Bank unitized stock fund	$108,180	$—	$108,180	$—
Mutual funds:
International funds	497,619	497,619	—	—
Fixed income funds	228,678	228,678	—	—
Common collective trust funds:
Stable value fund	4,312,211	—	4,312,211	—
Equity funds	4,700,084	—	4,700,084	—
Fixed income funds	1,218,697	—	1,218,697	—
Blended funds	2,838,735	—	2,838,735	—
Growth and income funds	1,067,810	—	1,067,810	—
International funds	181,843	—	181,843	—
Total assets	$15,153,857	$726,297	$14,427,560	$—

NOTE E - NET ASSET VALUE PER SHARE

The following table for December 31, 2012 and 2011 sets forth a summary of the Plan's investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2012	Fair Value at December 31, 2011	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Common collective trust funds:
Stable value fund (a)	$3,651,733	$4,312,211	$—	Daily	1 Year
Equity funds (b)	—	4,700,084	—	Daily	None
Fixed income funds (c)	—	1,218,697	—	Daily	None
Blended funds (d)	—	2,838,735	—	Daily	None
Growth and income funds(e)	—	1,067,810	—	Daily	None
International funds (f)	—	181,843	—	Daily	None
	$3,651,733	$14,319,380	$—

(a) The objective of the stable value fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.

(b) The objective of the equity funds is to provide investments that replicate movements of an index of a specific financial market, such as the Standard & Poor's (S&P) 500 Index, regardless of market conditions.

(c) The objective of the fixed income funds is to provide investments that replicate the performance of bond indexes, such as the Barclays Capital US Bond Index, regardless of market conditions.

(d) The objective of the blended funds is to invest in other collective investment funds managed by the Trustee, which have characteristics consistent with the fund's overall investment objective.

(e) The objective of the growth and income funds is to provide investments that replicate the performance of custom indexes that invest in other collective investment funds managed by the Trustee, which have characteristics consistent with the fund's overall investment objective.

(f) The objective of the international funds is to provide investments that replicate the performance of international indexes, such as the MSCI EAFE, regardless of market conditions.

NOTE F - INCOME TAX STATUS

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the Internal Revenue Code (the “IRC”). The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing, which is sponsored by Wells Fargo Bank N.A. The IRS has determined and informed Wells Fargo by a letter dated March 26, 2010 that the prototype plan document was designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

NOTE G - RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Wells Fargo. Wells Fargo is the third party administrator of the Plan and, therefore, transactions with Wells Fargo qualify as party‑in‑interest transactions. Administrative fees of $4,016 and $88,938 were paid to Wells Fargo and Pentegra during the year ended December 31, 2012, respectively.

As of December 31, 2012, the Plan has invested in 31,255 shares of common stock of the Corporation with a fair value of $167,741. The shares of the unitized common stock fund, which purchases shares of the Corporation's common stock are owned by the Plan. Certain plan investments include cash accounts of the trustee and therefore qualify as party-in-interest. As of April 5, 2012, notice was provided to all participants of the Plan than beginning on July 5, 2012 participants no longer have the option to invest in the Corporation's shares. Although participants are no longer allowed to contribute or transfer funds into the Corporation's common stock fund, all current investments may remain until such time the participant exits the fund.

SUPPLEMENTAL SCHEDULE

YADKIN VALLEY BANK & TRUST COMPANY 401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan Number 001 Employer Identification Number 56-2073258
December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

*	Corporate stocks
	Yadkin Valley Bank unitized stock fund	Common stock		$167,741

	Common collective funds
*	Wells Fargo Stable Return Fund	Common collective trust fund, contract value		3,548,812

	Mutual funds
	JP Morgan Smart Retirement 2010 Fund	Mutual fund		13,734
	JP Morgan Smart Retirement 2015 Fund	Mutual fund		874,574
	JP Morgan Smart Retirement 2020 Fund	Mutual fund		367,006
	JP Morgan Smart Retirement 2025 Fund	Mutual fund		1,229,566
	JP Morgan Smart Retirement 2030 Fund	Mutual fund		118,947
	JP Morgan Smart Retirement 2035 Fund	Mutual fund		809,331
	JP Morgan Smart Retirement 2040 Fund	Mutual fund		159,101
	JP Morgan Smart Retirement 2045 Fund	Mutual fund		958,861
	JP Morgan Smart Retirement 2050 Fund	Mutual fund		222,837
	JP Morgan Smart Retirement 2055 Fund	Mutual fund		121
	Harbor International Fund	Mutual fund		40,038
	MFS Value Fund	Mutual fund		1,141,025
	JP Morgan Core Bond Fund	Mutual fund		1,175,503
	JP Morgan Midcap Value Fund	Mutual fund		699,401
	Vanguard 500 Index	Mutual fund		839,580
	JP Morgan Smart Retirement Income Fund	Mutual fund		216,836
	Victory Small Company Opportunity Fund	Mutual fund		201,312
	Harbor Capital Appreciation Fund	Mutual fund		1,244,556
	Loomis Sayles Small Cap Growth Retail Fund	Mutual fund		194,147
	American Europacific Growth Fund	Mutual fund		744,082
	Prudential Jennison Mid Cap Growth Fund	Mutual fund		683,580
				11,934,138

***	Notes receivable from participations	4.25 - 5.25% due 2013-2027		468,319

				$16,119,010
	* Party-in-interest to the Plan.
	** Cost omitted for participant directed investments
	*** Loan defaults in the amount of $37,424 are considered non-reportable transactions for Form 5500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YADKIN VALLEY BANK AND TRUST COMPANY
401(K) RETIREMENT PLAN

By:	YADKIN FINANCIAL CORPORATION

By:	/s/Jan H. Hollar
Jan H. Hollar
Chief Financial Officer and Executive Vice President

Date:	June 25, 2013

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm